Clickstream Corp.

8549 Wilshire Boulevard, Suite 2181

Beverly Hills, CA 90211

May 11, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Matthew Derby, Esq.

Re:	Clickstream Corp.
Amendment No. 1 to Offering Statement on Form 1-A
Filed April 2, 2021
File No. 024-11475

Ladies and Gentlemen:

By letter dated April 26, 2021, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Clickstream Corp. (the “Company”) with comments on the Company’s Amendment No. 1 to Offering Statement on Form 1-A, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

Amendment No. 1 to Form 1-A

Description of Our Business

New Business, page 18

1.	We note your response to prior comment 1. Please tell us how you considered the contingent consideration (“earn-outs”) in the Rebel Blockchain, Inc. acquisition in your determination of the significance for this transaction. Refer to ASC 805-30-25-5 to 25-7.

COMPANY’S RESPONSE

The Company believes that even assuming the Rebel Blockchain transaction constitutes a business combination and that all of the contingent shares are issued, based on the Company’s assessment as to their value, none of the conditions specified in Rule 8-04 (b) exceeds 20% and thus no financial statements are required

Securities and Exchange Commission

Division of Corporation Finance

Attention: Matthew Derby, Esq.

2.	We note your response to prior comment 2. Please revise your disclosure to clarify that when acquired, Rebel Blockchain had nominal assets and limited operations and provide balancing disclosure highlighting why you believe you will be able to launch the platform in “mid-2021” and that there is no guarantee that the Nifter platform will be completed as anticipated. In addition, as you note in your response letter, revise your disclosure to clarify that the company does not believe that the business of Rebel Blockchain will be material to the company with respect to revenues or assets.

COMPANY’S RESPONSE

In the amendment to be filed concurrently herewith, the Company is disclosing that ,as of the date of the acquisition, Rebel Blockchain had nominal assets and no operations and is currently using the Company’s $300,000 investment to build the Nifter platform which involves coding the platform’s website and smart contracts. The Company expects that in June 2021 Nifter will be launched to the end that the platform will be “Live” for anybody to access and use the website marketplace platform. The disclosure will further state that the Company’s current business plan is to focus on its WinQuick and HeyPal product lines, and does not view the business of Rebel Blockchain to be material to the Company with respect to revenues or assets. The disclosure will also note that as of the date of the Offering Circular Rebel Blockchain has no customers or commitments from customers.

Notes to Consolidated Financial Statements

Note 11. Subsequent Events, page 60

3.	Please revise to include a discussion of the $300,000 secured loan advanced to Rebel Blockchain, Inc. in your subsequent events footnote disclosures. Refer to ASC 855-10- 50-2.

COMPANY’S RESPONSE

The Company will include a discussion of the $300,000 investment in its subsequent event footnote. Please note that this transaction represents an advance to a wholly owned subsidiary of the Company.

4.	Your response to prior comment 3 refers to additional shares issued from those referenced in the Offering circular. Please revise to ensure that any issuances subsequent to the date of the most recent balance sheet are appropriately disclosed in your subsequent events footnotes.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Matthew Derby, Esq.

COMPANY’S RESPONSE

The Company has and will disclose in any subsequent event footnote additional issuances of shares.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Sincerely,

Clickstream Corp.

/s/ Frank Magliochetti
By Frank Magliochetti,
Chief Executive Officer
cc:	David L. Ficksman